UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-34929

                  SodaStream International Ltd.
(Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

On December 22, 2017, SodaStream International Ltd. issued a press release entitled “SodaStream Offers to Acquire its French Distributor”. A copy of this press release is furnished as Exhibit 99.1 herewith.

The information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: December 22, 2017	By: /s/ Dotan Bar-Natan
Name: Dotan Bar-Natan
Title: General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated December 22, 2017, entitled “SodaStream Offers to Acquire its French Distributor”.

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